04004914

SECURITI... ...MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47398

SEC MAIL PROCESSING RECEIVED MAR 0 1 2004 WASH. D.C. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BGB SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 NORTH GLEBE ROAD, SUITE 1040
(No. and Street)

ARLINGTON, VA 22201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM S. BERNO (703) 528-7788
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CRUTCHLEY, MARGINOT & TOSI, P.C.
(Name — *if individual, state last, first, middle name*)

6225 BRANDON AVENUE, SUITE 330, SPRINGFIELD, VA 22150
(Address) (City) (State) Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, WILLIAM S. BERNO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BGB SECURITIES, INC., as of DECEMBER 31, 19 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Notary Public

My Commission Expires July 31, 2005

William S. Berno
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crutchley
Marginot &
Tosi *A Professional Corporation*

Certified Public Accountants

SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2004
WASH. D.C. 155 SECTION

BERNO, GAMBAL & BARBEE, INC.

CONSOLIDATING FINANCIAL REPORT

December 31, 2003

6225 Brandon Avenue, Suite 330
Springfield, Virginia 22150

Crutchley
Marginot &
Tosi A Professional Corporation

Certified Public Accountants

Springfield Corporate Center
6225 Brandon Avenue, Suite 330
Springfield, Virginia 22150
Phone (703) 866-4200
FAX (703) 866-4288
www.cmtcpa.com

Charles F. Marginot, CPA/PFS, CFP
Richard W. Crutchley, CPA
Armand D. Liberati, CPA
Greta E. Tosi-Miller, CPA
Sharon C. McMichael, CPA/PFS, CFP
David L. Johnson, CPA
Charles Dietz, III, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Berno, Gambal & Barbee, Inc.
Arlington, Virginia

We have audited the accompanying consolidating statement of financial condition of Berno, Gambal & Barbee, Inc. and subsidiaries as of December 31, 2003, and the related consolidating statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidating financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidating financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidating financial statements referred to above present fairly, in all material respects, the financial position of Berno, Gambal & Barbee, Inc. and subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crutchley Marginot & Tosi

February 12, 2004

BERNO, GAMBAL & BARBEE, INC.

CONSOLIDATING STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

	Berno, Gambal & Barbee, Inc.	BGB Securities, Inc.	BGB Fund Services, Inc.	Eliminating Entries	Total
CURRENT ASSETS					
Cash and cash equivalents	$ 10,854	$ 216,996	$ 85,604	$ -	$ 313,454
Investments	186,791	117,306	-	-	304,097
Receivable from clearing organization	-	188,710	-	-	188,710
Intercompany receivables	165,768	-	183,333	(349,101)	-
Other receivables	128,800	-	-	-	128,800
Prepaid expenses	19,890	4,405	-	-	24,295
Total current assets	512,103	527,417	268,937	(349,101)	959,356
NON-CURRENT ASSETS					
Investment in subsidiaries	403,120	-	-	(403,120)	-
Furniture and equipment, net of accumulated depreciation of $60,316	2,261	-	-	-	2,261
Leasehold improvements, net of accumulated amortization of $2,105	15,997	-	-	-	15,997
Software, net of accumulated amortization of $43,798	2,441	-	-	-	2,441
Deposits	3,536	50,007	-	-	53,543
Total non-current assets	427,355	50,007	-	(403,120)	74,242
Total assets	$ 939,458	$ 577,424	$ 268,937	$ (752,221)	$ 1,033,598

See Notes to Consolidating Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	Berno, Gambal & Barbee, Inc.	BGB Securities, Inc.	BGB Fund Services, Inc.	Eliminating Entries	Total
CURRENT LIABILITIES					
Margin loan	$ 27,328	$ -	$ -	$ -	$ 27,328
Accounts payable and accrued expenses	84,576	12,400	-	-	96,976
Intercompany payables	183,333	37,435	128,333	(349,101)	-
Payable to contractor	-	59,364	-	-	59,364
Total current liabilities	295,237	109,199	128,333	(349,101)	183,668
STOCKHOLDERS' EQUITY					
Common stock, no par value, 3,000, 1,500 and 1,000 shares authorized, 2,100, 100 and 100 shares issued and outstanding, respectively	191,836	-	-	-	191,836
Additional paid-in capital	12,128	280,174	10,000	(290,174)	12,128
Retained earnings	403,661	201,918	130,604	(112,946)	623,237
Accumulated other comprehensive income	36,596	(13,867)	-	-	22,729
Total stockholders' equity	644,221	468,225	140,604	(403,120)	849,930
Total liabilities and stockholders' equity	$ 939,458	$ 577,424	$ 268,937	$ (752,221)	$ 1,033,598

1. NATURE OF ORGANIZATION

Berno, Gambal & Barbee, Inc. (the Company) is an investment-advisor registered with the Securities and Exchange Commission (SEC). The Company was incorporated in the State of Delaware on June 8, 1994, to provide investment management and security trading services to the public.

On August 5, 1999, BGB Securities (BGBS), a wholly-owned subsidiary, was formed. As an introducing broker, BGBS is registered with the SEC and is a member of the National Association of Securities Dealers, Inc. On January 16, 2002, BGB Fund Services, Inc. (BGBFS), a wholly-owned subsidiary, was formed. BGBFS provides administrative services for mutual fund companies.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company maintains its accounting records on the modified cash basis of accounting. The accompanying financial statements have been adjusted to reflect the results of operations on the accrual basis of accounting.

Principles of Consolidation

The consolidating financial statements include the accounts of BGB Securities, Inc. and BGB Fund Services, Inc., both wholly-owned subsidiaries. All material intercompany transactions have been eliminated.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less when purchased are considered to be "cash equivalents."

Investments

Investments are recorded at their fair value. All investments are classified as available-for-sale with regards to Financial Accounting Standard 115.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivables

The Company records receivables at cost and provides an allowance for doubtful accounts that is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. Management believes all significant receivables are collectible and, therefore, no valuation allowance has been established at December 31, 2003.

Property

Property acquisitions are recorded at cost. Expenditures for additions, renewals and improvements are capitalized: expenditures for maintenance and repairs are charged to expenses as incurred. Upon the disposal of property, the cost and accumulated depreciation are eliminated from the accounts and any resulting gain or loss is included in income.

Furniture, equipment and software are depreciated primarily using accelerated methods over estimated lives of three to seven years. Leasehold improvements are amortized using the straight-line method over 39 1/2 years.

For the year ended December 31, 2003, depreciation and amortization expense was $10,052.

Commissions

Commissions and related clearing expenses are recorded on a trade basis as securities transactions occur.

Fee Income

Fee income is recorded as earned, with billed but not paid amounts reflected as accounts receivable.

3. INVESTMENTS

The Company classified all of its investments as available-for-sale. At December 31, 2003, investments consisted of the following:

	Cost	Fair Value
Corporate equities	$ 81,578	$ 74,279
Corporate bonds	199,790	229,818
	$ 281,368	$ 304,097

At December 31, 2003, the gross unrealized holding gain was $22,729. Realized gains and losses are calculated based on the first-in-first-out method.

4. RECEIVABLE FROM CLEARING ORGANIZATION

As an introducing broker, BGBS has entered into a clearing agreement with Fiserv Securities, Inc. as the clearing agent. Either party may terminate the agreement on 30 days written notice. At December 31, 2003, the receivable from the clearing organization consists of commissions receivable.

5. OTHER RECEIVABLES

At December 31, 2003, other receivables consist of $79,216 of client management fees and $49,584 due from a trade vendor. All of the receivables are deemed collectible within one year.

6. RETIREMENT PLAN

The Company has a profit sharing plan covering all full-time employees who are at least 21 years old. Employer contributions are voluntary and cannot exceed 25% of eligible employees' compensation. The maximum per person limit is $40,000. The retirement contribution made by the Company for 2003 was $190,523.

BGBS has a SEP-IRA account plan. Employer contributions are voluntary and cannot exceed 25% of eligible employees' compensation. The maximum per person limit is $40,000. The retirement contribution made by BGBS for 2003 was $12,400.

Crutchley Marginot & Tosi
A Professional Corporation
Certified Public Accountants

Springfield Corporate Center
6225 Brandon Avenue, Suite 330
Springfield, Virginia 22150
Phone (703) 866-4200
FAX (703) 866-4288
www.cmtcpa.com

Charles F. Marginot, CPA/PFS, CFP
Richard W. Crutchley, CPA
Armand D. Liberati, CPA
Greta E. Tosi-Miller, CPA
Sharon C. McMichael, CPA/PFS, CFP
David L. Johnson, CPA
Charles Dietz, III, CPA

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

SEC MAIL PROCESSING
RECEIVED
MAR 01 2004
WASH. D.C. 155 SECTION

To the Board of Directors
Berno, Gambal & Barbee, Inc.
Arlington, Virginia

In planning and performing our audit of the consolidating financial statements and supplemental schedule of Berno, Gambal & Barbee, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidating financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in its regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crutchley Marginet & Tesi

February 12, 2004

BERNO, GAMBAL & BARBEE, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

Beginning ownership equity	$ 446,844
Net income	21,381
Additions to capital	-
Ownership equity December 31	468,225
Deductions and other charges	
Non-allowable assets	
Prepaid expenses	4,405
Total deductions and other charges	4,405
Net capital before haircuts on securities positions	463,820
Haircuts on securities	
Money market funds	4,281
Corporate bonds	17,596
Total haircuts	21,877
Net capital	$ 441,943

BERNO, GAMBAL & BARBEE, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (Continued)
December 31, 2003

Aggregate indebtedness	
Account payable and accrued expenses	$ 12,400
Intercompany payables	37,435
Payable to contractor	59,364
Total aggregate indebtedness	$ 109,199
Computation of basic net capital requirement	
Minimum net capital required	$ 50,000
Excess net capital	$ 391,943
Excess net capital at 1000%	$ 431,023
Ratio of aggregate indebtedness to net capital	25%
Reconciliation to computation included in Part II of Form X-17A-5 as of December 31	
Net capital, as reported in Company's Part II (unaudited)	
FOCUS report	$ 400,183
Disallowed asset adjustment	(4,309)
Haircut adjustment	(606)
Net audit adjustments	46,675
Net capital per above	$ 441,943